X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2007 SEP 25 A 5:13

[redacted]

07026918

DELIVERED BY MAIL

September 17, 2007

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the following documents filed for X-Cal Resources Ltd:

- News Release dated September 17, 2007
- Material Change Report dated September 17, 2007

PROCESSED
SEP 26 2007
THOMSON
FINANCIAL

Sincerely,

X-CAL RESOURCES LTD.

Sharon MacLellan

Sharon MacLellan

cws/encl

dw 9/25

X-Cal Resources Ltd.

TSX/XCL **September 17, 2007**

News Release

WEST WOOD INTERCEPTS and FAVORABLE HORIZONS at SLEEPER

X-Cal Resources is pleased to announce drill intercepts from the West Wood Area, Sleeper Gold Project, Humboldt County, Nevada:

HOLE	FROM feet	TO feet	LENGTH feet	Au opt	FROM meters	TO meters	LENGTH meters	Au gpT
XW-07-60	540	573	33	0.107	165	175	10	3.669
	573	599	26	0.050	175	183	8	1.714
	646	688	42	0.068	197	210	13	2.331
	765	787	22	0.130	233	240	7	4.457
	836	845	9	0.141	255	258	3	4.834
	850	915	65	0.135	259	279	20	4.629
	915	950	35	0.043	279	290	11	1.474
XW-07-65	660	675	15	0.190	201	206	5	6.514
	1170	1200	30	0.062	357	366	9	2.126
	1340	1370	30	0.060	408	418	9	2.057
XW-07-71	875	910	35	0.133	267	277	11	4.560
XW-07-68	310	375	65	0.070	94	114	20	2.400
	415	430	15	0.112	126	131	5	3.840
	535	570	35	0.055	163	174	11	1.886
XW-07-73	490	510	20	0.034	149	155	6	1.166
	510	530	20	0.110	155	162	6	3.771
	530	560	30	0.057	162	171	9	1.954
	560	590	30	0.121	171	180	9	4.149
	590	645	55	0.050	180	197	17	1.714
XW-07-52	792	803	11	0.175	241	245	3	6.000

XW-07-61	522	563	41	0.030	159	172	12	1.029
	652	661	9	0.067	199	201	3	2.297
	690	715	25	0.064	210	218	8	2.194
	771	786	15	0.093	235	240	5	3.189

The above new West Wood drill intercepts are part of definition-drilling programs which are taking place at Sleeper to quantify mineralization in NI-43-101 terms.

The 2007 X-CAL Annual Report contains assay highlights from previous West Wood Area drilling and explains how a current geologic breakthrough has pointed to favorable strata/horizons that should be drilled in the Sleeper Mine Site Area.

The following chart shows assay highlights from previous drilling in the West Wood Area.

HOLE	FROM feet	TO feet	LENGTH feet	Au opt	FROM meters	TO meters	LENGTH meters	Au gpT
WW-01-03	730	810	80	0.198	223	247	24	6.780
WW-04-03	730	925	195	0.132	223	282	59	4.519
WW-08-04	702	889	188	0.207	214	271	57	7.109
WW-10-04	848	880	32	0.216	258	268	10	7.407
WW-10-04	920	1022	103	0.173	280	312	31	5.925
WW-14-04	374	409	35	0.145	114	125	11	4.984
WW-14-04	825	1035	209	0.311	252	315	64	10.676
WW-17-04	939	1008	69	0.202	286	307	21	6.923
WW-18-04	649	739	90	0.308	198	225	27	10.552
WW-22-04	766	786	20	0.181	233	240	6	6.197
WW-25-04	1030	1058	28	0.152	314	322	8	5.219
WW-27-04	890	938	48	0.130	271	286	14	4.445
WW-27-04	1016	1038	22	0.852	310	316	7	29.208
WW-27-04	1045	1075	30	0.105	319	328	9	3.615
WW-31-04	850	920	70	0.144	259	280	21	4.941
WW-32-04	560	580	20	0.114	171	177	6	3.917
WW-33-04	625	685	60	0.110	191	209	18	3.764
WW-33-04	775	800	25	0.118	236	244	8	4.030
WW-33-04	838	905	68	0.185	255	276	21	6.328
WW-33-04	985	1020	35	0.203	300	311	11	6.965
WW-34-05	607	645	38	0.209	185	197	12	7.172

M0926	710	735	25	0.222	216	224	8	7.605
M0927	695	725	30	0.125	212	221	9	4.297
M0938	635	685	50	0.102	194	209	15	3.480
M0939	730	745	15	0.114	223	227	5	3.897
PPW0024	380	410	30	0.228	116	125	9	7.818
PPW0165	650	670	20	0.147	198	204	6	5.049
PPW0167	340	365	25	0.156	104	111	8	5.335
PPW0167	740	765	25	0.210	226	233	8	7.194
S1581	790	840	50	0.104	241	256	15	3.549
S1583	720	745	25	0.997	219	227	8	34.187
S1591	815	875	60	0.243	248	267	18	8.347
S1593	1055	1165	110	0.633	322	355	34	21.718
S1603	735	770	35	0.246	224	235	11	8.426
TM0077	100	120	20	0.138	30	37	6	4.732
XC-07-07	685	752	67	0.129	209	229	20	4.427
XW-07-60	540	573	33	0.107	165	175	10	3.669
XW-07-60	765	787	22	0.130	233	240	7	4.457
XW-07-60	836	845	9	0.141	255	258	3	4.834
XW-07-60	850	915	65	0.135	259	279	20	4.629
XC-07-09	140	150	10	0.190	43	46	3	6.514
XW-07-65	660	675	15	0.190	201	206	5	6.514
XW-07-71	875	910	35	0.133	267	277	11	4.560
XW-07-68	415	430	15	0.112	126	131	5	3.840

The importance of the above West Wood assays and their relevance to ongoing exploration of favorable strata/horizons at Sleeper is explained with text and graphics in the current X-CAL Annual Report.

The elevation where West Wood occurs is prospective along the entire west side of the Sleeper pit.

Drill core from initial holes into the NW Target, located 1500 meters north of West Wood, has anomalous gold values and is similar in appearance to West Wood. The new Annual Report contains a color photograph of the encouraging NW Target drill core (silicified-sulphide-breccia). The report also contains a long-section, which shows the prospective horizon between West Wood & the NW Target.

Ongoing definition drilling at Sleeper is aimed at three areas: the "Facilities Area", "West Wood" and above-ground mineralization in the "Heap Leach Pads".

Readers are encouraged to view the new 2007 X-CAL Annual Report online for graphics and project overview, as well as the NI-43-101 Technical Report on the Sleeper Gold Project, at www.x-cal.com or on SEDAR.

The contents of this release have been reviewed by Robert Thomason, M.Sc., who is a "Qualified Person" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1. Reporting Issuer

X-Cal Resources Ltd.
P.O. Box 48479 Bentall Centre
Vancouver, British Columbia V7X 1A0
Telephone: 604-662-8245

2. Date of Material Change

September 17, 2007

3. Press Release

A Press release was disseminated on September 17, 2007.

4. Summary of Material Change

X-Cal announced drill intercepts from the West Wood Area, Sleeper Gold Project, Humboldt County, Nevada. The West Wood drill intercepts are part of definition-drilling programs taking place at Sleeper to quantify mineralization in NI-43-101 terms. Drill core from initial holes into the NW Target, located 1500 meters north of West Wood, has anomalous gold values and is similar in appearance to West Wood. Ongoing definition drilling at Sleeper is aimed at three areas: the "Facilities Area", "West Wood" and above-ground mineralization in the "Heap Leach Pads".

5. Full Description of Material Change

See Schedule "A" Below

6. Reliance on Section 85(2) of the Securities Act (British Columbia)

N/A

7. **Omitted Information**

No information has been intentionally omitted from this form.

8. **Senior Officers**

The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on September 17, 2007.

X-CAL RESOURCES LTD.

"Shawn Kennedy"

By: ______________________________
Shawn Kennedy, President

SCHEDULE "A"
X-Cal Resources Ltd.

TSX/XCL **News Release** **September 17, 2007**

WEST WOOD INTERCEPTS and FAVORABLE HORIZONS at SLEEPER

X-Cal Resources is pleased to announce drill intercepts from the West Wood Area, Sleeper Gold Project, Humboldt County, Nevada:

HOLE	FROM feet	TO feet	LENGTH feet	Au opt	FROM meters	TO meters	LENGTH meters	Au gpT
XW-07-60	540	573	33	0.107	165	175	10	3.669
	573	599	26	0.050	175	183	8	1.714
	646	688	42	0.068	197	210	13	2.331
	765	787	22	0.130	233	240	7	4.457
	836	845	9	0.141	255	258	3	4.834
	850	915	65	0.135	259	279	20	4.629
	915	950	35	0.043	279	290	11	1.474
XW-07-65	660	675	15	0.190	201	206	5	6.514
	1170	1200	30	0.062	357	366	9	2.126
	1340	1370	30	0.060	408	418	9	2.057
XW-07-71	875	910	35	0.133	267	277	11	4.560
XW-07-68	310	375	65	0.070	94	114	20	2.400
	415	430	15	0.112	126	131	5	3.840
	535	570	35	0.055	163	174	11	1.886
XW-07-73	490	510	20	0.034	149	155	6	1.166
	510	530	20	0.110	155	162	6	3.771
	530	560	30	0.057	162	171	9	1.954
	560	590	30	0.121	171	180	9	4.149
	590	645	55	0.050	180	197	17	1.714
XW-07-52	792	803	11	0.175	241	245	3	6.000
XW-07-61	522	563	41	0.030	159	172	12	1.029
	652	661	9	0.067	199	201	3	2.297
	690	715	25	0.064	210	218	8	2.194
	771	786	15	0.093	235	240	5	3.189

The above new West Wood drill intercepts are part of definition-drilling programs which are taking place at Sleeper to quantify mineralization in NI-43-101 terms.

The 2007 X-CAL Annual Report contains assay highlights from previous West Wood Area drilling and explains how a current geologic breakthrough has pointed to favorable strata/horizons that should be drilled in the Sleeper Mine Site Area.

The following chart shows assay highlights from previous drilling in the West Wood Area.

HOLE	FROM feet	TO feet	LENGTH feet	Au opt	FROM meters	TO meters	LENGTH meters	Au gpT
WW-01-03	730	810	80	0.198	223	247	24	6.780
WW-04-03	730	925	195	0.132	223	282	59	4.519
WW-08-04	702	889	188	0.207	214	271	57	7.109
WW-10-04	848	880	32	0.216	258	268	10	7.407
WW-10-04	920	1022	103	0.173	280	312	31	5.925
WW-14-04	374	409	35	0.145	114	125	11	4.984
WW-14-04	825	1035	209	0.311	252	315	64	10.676
WW-17-04	939	1008	69	0.202	286	307	21	6.923
WW-18-04	649	739	90	0.308	198	225	27	10.552
WW-22-04	766	786	20	0.181	233	240	6	6.197
WW-25-04	1030	1058	28	0.152	314	322	8	5.219
WW-27-04	890	938	48	0.130	271	286	14	4.445
WW-27-04	1016	1038	22	0.852	310	316	7	29.208
WW-27-04	1045	1075	30	0.105	319	328	9	3.615
WW-31-04	850	920	70	0.144	259	280	21	4.941
WW-32-04	560	580	20	0.114	171	177	6	3.917
WW-33-04	625	685	60	0.110	191	209	18	3.764
WW-33-04	775	800	25	0.118	236	244	8	4.030
WW-33-04	838	905	68	0.185	255	276	21	6.328
WW-33-04	985	1020	35	0.203	300	311	11	6.965
WW-34-05	607	645	38	0.209	185	197	12	7.172
M0926	710	735	25	0.222	216	224	8	7.605
M0927	695	725	30	0.125	212	221	9	4.297
M0938	635	685	50	0.102	194	209	15	3.480
M0939	730	745	15	0.114	223	227	5	3.897
PPW0024	380	410	30	0.228	116	125	9	7.818
PPW0165	650	670	20	0.147	198	204	6	5.049
PPW0167	340	365	25	0.156	104	111	8	5.335
PPW0167	740	765	25	0.210	226	233	8	7.194
S1581	790	840	50	0.104	241	256	15	3.549
S1583	720	745	25	0.997	219	227	8	34.187
S1591	815	875	60	0.243	248	267	18	8.347
S1593	1055	1165	110	0.633	322	355	34	21.718
S1603	735	770	35	0.246	224	235	11	8.426
TM0077	100	120	20	0.138	30	37	6	4.732

XC-07-07	685	752	67	0.129	209	229	20	4.427
XW-07-60	540	573	33	0.107	165	175	10	3.669
XW-07-60	765	787	22	0.130	233	240	7	4.457
XW-07-60	836	845	9	0.141	255	258	3	4.834
XW-07-60	850	915	65	0.135	259	279	20	4.629
XC-07-09	140	150	10	0.190	43	46	3	6.514
XW-07-65	660	675	15	0.190	201	206	5	6.514
XW-07-71	875	910	35	0.133	267	277	11	4.560
XW-07-68	415	430	15	0.112	126	131	5	3.840

The importance of the above West Wood assays and their relevance to ongoing exploration of favorable strata/horizons at Sleeper is explained with text and graphics in the current X-CAL Annual Report.

The elevation where West Wood occurs is prospective along the entire west side of the Sleeper pit.

Drill core from initial holes into the NW Target, located 1500 meters north of West Wood, has anomalous gold values and is similar in appearance to West Wood. The new Annual Report contains a color photograph of the encouraging NW Target drill core (silicified-sulphide-breccia). The report also contains a long-section, which shows the prospective horizon between West Wood & the NW Target.

Ongoing definition drilling at Sleeper is aimed at three areas: the "Facilities Area", "West Wood" and above-ground mineralization in the "Heap Leach Pads".

Readers are encouraged to view the new 2007 X-CAL Annual Report online for graphics and project overview, as well as the NI-43-101 Technical Report on the Sleeper Gold Project, at www.x-cal.com or on SEDAR.

The contents of this release have been reviewed by Robert Thomason, M.Sc., who is a "Qualified Person" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

END